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                     October 30, 2023

       Bryan P. Petrucelli
       Chief Financial Officer
       Kinsale Capital Group, Inc.
       2035 Maywill Street, Suite 100
       Richmond, VA 23230

                                                        Re: Kinsale Capital
Group, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-37848

       Dear Bryan P. Petrucelli:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Finance